TransAlta announces first quarter results

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Comparable* earnings per share of $0.33 versus $0.38 in first quarter 2006

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Increased power prices and spark spreads in Alberta were more than offset by higher planned and unplanned outages at Alberta Thermal and higher Alberta coal costs.

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Announced 300 megawatts (MW) of projects with the development of the Kent Hills Wind facility and the Keephills 3 supercritical coal-fired facility.

CALGARY, Alberta (April 24, 2007) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings for the first quarter 2007 of $66.0 million ($0.33 per share) versus $75.4 million ($0.38 per share) for the same period in 2006.  Net earnings for the first quarter 2007 were $66.0 million ($0.33) compared to $69.2 million ($0.35 per share) in the first quarter 2006.  The first quarter 2006 results included a $0.03 per share impairment charge on turbines held in inventory.

Cash flow from operations was $330.8 million compared to $200.7 million for the first quarter of 2007 and 2006, respectively.  First quarter 2007 cash from operations includes $185 million of contractually scheduled payments for 2006 that were collected Jan. 2, 2007, partially offset by lower earnings and previously announced costs associated with the decision to stop mining at Centralia, Washington.

“Our first quarter results reflected favourable Alberta market conditions and the positive impact of recontracting and lower coal costs at our Centralia coal-fired plant.  These were offset by reduced availability and production at our Alberta Thermal plants compared to last year due to timing of major maintenance and record availability in the first quarter of last year. We also had lower production at our Centralia coal-fired plant than originally planned as we accelerated testing of Powder River Basin (PRB) coal blends in order to take advantage of lower market pricing during the quarter,” said Steve Snyder, TransAlta President and CEO.

“Our Centralia Coal fuel transition is proceeding as planned. During the first quarter, we commenced upgrading our rail and coal handling capacity. The fuel blend test data we’ve collected will allow us to analyze the technical options available to modify the plant to restore it to historic production levels using the higher quality PRB coal,” added Snyder.

*Presenting comparable earnings from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of this non-GAAP financial measure can be found beginning on page 19 of the MD&A.

1 Gross margin and operating income are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section beginning on page 19 of the MD&A for an explanation and reconciliation.

In the first quarter, TransAlta announced it had been awarded a 25-year Power Purchase Agreement to provide 75 MW of wind power to New Brunswick Power Distribution and Customer Service Corporation.  Under the agreement, TransAlta will construct, own and operate a wind power facility in New Brunswick. The capital cost of the Kent Hills Wind Facility is estimated to be $130 million. The project is subject to regulatory and environmental approvals and is expected to begin commercial operations by the end of 2008.

The company also announced that along with EPCOR Utilities Inc. (EPCOR), it will begin construction of the 450 MW supercritical coal-fired Keephills 3 project about 70 kilometres west of Edmonton, Alberta. The capital cost for the project, including mine capital, is expected to be approximately $1.6 billion. Construction is expected to be completed by the end of the first quarter of 2011 with TransAlta and EPCOR being equal partners in the ownership of Keephills 3.

First Quarter 2007 Highlights:

In millions, unless otherwise stated	3 months ended March 31, 2007	3 months ended March 31, 2006
Availability (%)	88.2	96.9
Production (GWh)	12,697	12,444
Revenue	$867.7	$733.7
Gross margin[1]	$391.6	$394.0
Operating income [1]	$152.1	$154.0
Net earnings	$66.0	$69.2
Comparable earnings	$66.0	$75.4
Basic and diluted earnings per share	$0.33	$0.35
Comparable earnings per share	$0.33	$0.38
Cash flow from operations	$330.8	$200.7

The complete first quarter report for 2007, including Management’s Discussion and Analysis and unaudited financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and webcast at 9 a.m. MST (11 a.m. EST) today to discuss first quarter 2007.  The call will begin with a short address by Steve Snyder, President and CEO and Brian Burden, Executive Vice-President and CFO, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company "Jennifer Pierce" as moderator.

 Dial-in numbers:
For local Calgary participants – (403) 232-6311
For local Toronto participants – (416) 883-0139
Toll-free North American participants – 1-888-458-1598
Participant pass code –  26326#

If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 400191#. A transcript will be posted on TransAlta’s website approximately one day after the conference call.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

  Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Joel Thompson

Jennifer Pierce

Director, Communications

Director, Investor Relations

Phone:  (403) 267-7208

Phone:  (403) 267-2520

Email:  joel_thompson@transalta.com

Phone:  1-800-387-3598 in Canada and U.S.

E-mail:  investor_relations@transalta.com